David W. Freese

Partner

+1.215.963.5862

david.freese@morganlewis.com

March 22, 2021

FILED AS EDGAR CORRESPONDENCE

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811-07102)

Dear Ms. Marquigny:

On behalf of our client, The Advisors’ Inner Circle Fund II (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 252, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 254, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Sprucegrove International Equity Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Sprucegrove Investment Management Ltd. (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

General Comment

1.	Comment. Please confirm that the Fund’s ticker symbol will be updated on EDGAR and the prospectus and SAI cover pages.

Response. The Trust confirms that the Fund’s ticker symbol will be updated on EDGAR and on the prospectus and SAI cover pages.

Comments on the Prospectus

2.	Comment. Please add the effective date on the prospectus cover page.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Rebecca Marquigny, Esq.

March 22, 2021

Response. The Trust confirms that the effective date will be updated on the prospectus cover page.

3.	Comment. The Staff notes that the disclosures relating to investment company shareholder reports, Investment Company Act Release No. 33115, do not yet include the telephone number for shareholders to call to request paper or electronic versions of the Fund’s shareholder reports. Please confirm that the telephone number will be updated on the prospectus cover page and please confirm that it will be toll free.

Response.  The Fund will commence operations after January 1, 2021. Therefore, the Trust has removed the disclosure noted in this Comment because it is no longer required under Rule 30e-3 under the 1940 Act.

4.	Comment. The Staff notes that the Fund intends to present performance history beginning in 1985, but only includes expense example data for 1- and 3-year time periods, as appropriate for a “New Fund” as defined in Form N-1A. Please include the expense example data for 5- and 10-year time periods or explain why such disclosure is not necessary.

Response. The Trust is presenting the performance history of the Group Trust, which begins in 1985, as the performance of the Master Fund and is including such performance presentation in the Prospectus in reliance on the The Managers Core Trust No-Action Letter (pub. avail. Jan. 23, 1993) (“Managers Core Trust”), as discussed in more detail in response to Comment 7 below. However, the Fund will commence operations after the date of the Prospectus, and accordingly will not include in the registration statement financial statements reporting any operating results. Therefore, the Trust believes that the Fund is appropriately characterized as a “New Fund” as defined in Instruction 6 to Item 3 of Form N-1A and must only include expense example data for 1- and 3-year time periods in accordance with Instruction 6(b) to Item 3.

5.	Comment. In the “Principal Investment Strategies” section:

a.	The Staff notes that the disclosure does not specifically indicate how the Adviser determines the appropriateness of a specific instrument in a given situation. For example, the disclosure states that the Fund may satisfy its obligation to invest 80% of its net assets in equity securities through common, preferred and convertible stock. (i) Please describe the strategy the Adviser employs to determine when convertible stock, for instance, would be most advantageous rather than investing in common or preferred stock. (ii) Similarly, please describe the Adviser’s strategy for making choices among ADRs, GDRs and EDRs or direct investments in foreign currency-denominated stock.

Response. (i) In response to this Comment, the Trust has added the following disclosure in the “More Information about the Fund’s Investment Objective and Strategies” section:

“When making purchase decisions (including decisions as to the type of security to purchase), the Adviser seeks to identify securities that it believes will allow the Fund to capitalize on mispricing in the market and realize long term capital appreciation.”

The Trust believes that the added disclosure satisfies the requirements of Item 9 of Form N-1A.

Rebecca Marquigny, Esq.

March 22, 2021

(ii) During the time since the filing of the Amendment, the Adviser has determined to delete references to ADRs, GDRs and EDRs from the Prospectus. Accordingly, no disclosure has been added in response to this Comment.

b.	If the Fund will invest in below investment grade convertible securities, please disclose such investments in the “Principal Investment Strategies” section and expressly disclose that such investments are speculative. If the Fund will not invest in below investment grade convertible securities, please remove the reference to such investments in the corresponding principal risk disclosure.

Response. The referenced disclosure has been deleted from the “Convertible Securities and Preferred Stock” risk factors.

c.	Please supplementally explain why securities of other investment companies are considered equity securities for purposes of the Fund’s 80% policy.

Response. Shares of investment companies represent an equity interest in such investment companies. Therefore, the Trust believes that shares of other investment companies are appropriately categorized as equity securities for purposes of the Fund’s 80% policy.

d.	(i) Please disclose in the “Principal Risks” section the risks of investing in ADRs, GDRs or EDRs. (ii) If the Fund will invest principally in unsponsored ADRs, GDRs or EDRs, please disclose such investments in the “Principal Investment Strategies” section and the risks of such investments in the “Principal Risks” section.

Response. (i) and (ii): As noted in response to Comment 5(b)(ii), the references to ADRs, GDRs and EDRs in the “Principal Investment Strategies” section have been deleted. Therefore, no disclosure has been added in response to this Comment.

e.	Please either limit the definition of “emerging markets” only to countries included in an emerging markets index or identify more objective criteria that the Adviser utilizes to classify “less developed countries or countries with new or developing capital markets.”

Response. The scope of the definition of “emerging markets” has been limited to those countries included in the MSCI EAFE + Emerging Markets Index.

f.	To the extent that the Fund will have material country-specific or sector-specific exposures, please (i) disclose the countries or sectors; (ii) provide appropriate quantitative and qualitative detail regarding such investments; and (iii) add principal risk disclosures specific to the identified countries or sectors.

Response. The Trust supplementally confirms to the Staff that the Fund’s principal investment strategy does not contemplate focusing materially on any specific countries or sectors.

6.	Comment. In the “Principal Risks” section:

a.	Under “Emerging Markets Investing Risk,” please disclose that there may be no liquid markets for emerging markets securities and, therefore, that the Fund may be unable to sell these instruments when they no longer serve the Fund’s objectives.

Rebecca Marquigny, Esq.

March 22, 2021

Response. The requested change has been made.

b.	Under “Convertible and Preferred Securities Risk,” please describe in greater detail the risks specific to preferred securities.

Response. The requested change has been made.

c.	Under “Rights and Warrants Risk,” please distinguish between the principal risks of rights and the principal risks of warrants.

Response. The Trust believes that the principal risks of rights and warrants are substantially the same and, therefore, has chosen to discuss these risks in the same paragraph of the prospectus. Therefore, the Trust respectfully declines to make the requested change.

d.	Under the “Investments in Other Investment Companies Risk”: (i) Please disclose the risks associated with the Fund holding a small portion of the Master Fund’s shares relative to the Group Trust at launch. (ii) Please explain how an unregistered feeder fund, such as the Group Trust, investing alongside the Fund in the Master Fund could pose a principal risk to the Fund. If the Registrant believes that additional disclosure would not be appropriate or necessary, please supplementally explain why. (iii) Please supplementally provide the anticipated initial allocation of Master Fund shares between the Group Trust and the Fund and indicate the Group Trust’s SEC registration status.

Response. (i) The Trust believes that the risk inherent to the Group Trust’s greater pro rata ownership in the Master Fund is appropriately disclosed in the “Master-Feeder Structure Risk” and feels that additional disclosure on this point would not be additive. (ii) The Master Fund is an open-end investment company that offers only one class of shares and thus is prohibited from granting any rights or privileges to the Group Trust that it does not grant to the Fund, regardless of the Group Trust’s registration status under the 1940 Act. Therefore, the Trust believes that the Group Trust’s status as an unregistered fund does not pose any additional principal risks to the Fund other than those currently disclosed. (iii) The Trust supplementally advises the Staff that it is currently anticipated that the Group Trust will invest approximately $419.5 million in the Master Fund on or about the time the Fund’s registration statement becomes effective. The size of the Fund’s investment in the Master Fund cannot be determined at this time, as the Fund does not intend to commence sales efforts until after the registration statement becomes effective, and the size of the Fund’s allocation of Master Fund shares will depend on the success of such sales efforts.

e.	Under “Liquidity Risk,” please additionally state that the liquidity of assets may change over time.

Response. The requested change has been made.

Rebecca Marquigny, Esq.

March 22, 2021

f.	Please consider moving the “Master-Feeder Structure Risk” to the beginning of the risk summary or explain why it would not be appropriate to do so under the circumstances.

Response. The Trust has considered the Staff’s Comment and does not believe that it would be appropriate to move the “Master-Feeder Structure Risk” from its current position in the “Principal Risks” section. The Adviser has indicated that it believes that the risk/return profile of the Fund is driven more by the risks attributable to the Fund’s portfolio investments than the risks attributable to the master-feeder structure. Additionally, the Fund’s status as a feeder fund in a master-feeder structure is disclosed in the “Principal Investment Strategies” section. Therefore, investors reading the Prospectus will be informed that they are investing in a feeder fund even before reaching the discussion of principal risks.

7.	Comment. In the “Performance Information” section:

a.	The Staff currently believes that the facts at hand are too different from Managers Core Trust to allow the Fund to show the performance of the Master Fund in reliance on such no-action letter. However, the Staff is willing to consider your views regarding why reliance on such no-action letter is appropriate. In the response letter, please: (i) Present a complete analysis demonstrating that the anticipated master-feeder structure is consistent with the specific facts of Managers Core Trust and explain why it is appropriate to rely on such precedent. (ii) Specifically demonstrate how the SEC registration and filing status of the Adviser, the Master Fund, the Fund and the Group Trust (as feeder funds) align with the cited precedent. (iii) Explain how the Adviser can demonstrate that the strategies of the Fund and the Master Fund are identical to those of the Group Trust. (iv) Indicate why, from a policy perspective, permitting the inclusion of this disclosure in the Prospectus is consistent with SEC form and rule requirements and is not likely to present a misleading view of prior Master Fund performance to investors. (v) State whether the Registrant is aware of any filings with a similar presentation and if so, please identify such filings.

Response.

(i) Managers Core Trust involved the following fact pattern: An existing fund (The Managers Funds (“TMF”)) contributed all of its assets in-kind to a new master fund (The Managers Core Trust (“Core”) and such transaction, an “In-Kind Seeding Contribution”) in exchange for shares of Core. At the same time, a new fund (The Managers Funds 1000 (“TMF 1000”)) also invested in Core with cash. TMF and TMF 1000 then operated as feeder funds and Core operated as a master fund in a master-feeder structure. TMF 1000 requested and received no-action relief from the Staff to allow TMF 1000 to present in its prospectus the performance of TMF as the performance of Core for the periods prior to the effectiveness of TMF 1000’s registration statement.

The Trust believes the present facts are identical in all material respects to the facts in Managers Core Trust. Here, an existing fund (the Group Trust) will contribute all of its assets in-kind to a new master fund (the Master Fund) in an In-Kind Seeding Contribution in exchange for shares of the Master Fund. At the same time, a new fund (the Fund) will also invest in the Master Fund with cash. The Group Trust and the Fund will operate as feeder funds and the Master Fund will operate as a master fund in a master-feeder structure. The Fund proposes to present in its prospectus the performance of the Group Trust as the performance of the Master Fund for the periods prior to the effectiveness of the Fund’s registration statement in accordance with Managers Core Trust.

Rebecca Marquigny, Esq.

March 22, 2021

In this regard, the Group Trust is equivalent to TMF, the Master Fund is equivalent to Core and the Fund is equivalent to TMF 1000. The only difference between the present facts and the facts under Managers Core Trust is that TMF was registered as an investment company under the 1940 Act, while the Group Trust is not. However, for the reasons discussed in the response to Comment 7(a)(ii), the Trust does not believe this difference is material to the ability of the Trust to rely on Managers Core Trust.

(ii) By way of background, the Group Trust is a trust organized under New York law. It operates as a pooled investment vehicle exempt from registration as an investment company under Section 3(c)(1) of the 1940 Act. The Group Trust currently has approximately $419.5 million in assets under management (“AUM”) and each of its investors is a U.S.-based institutional investor such as pension or profit sharing plan that qualifies as an accredited investor. The Group Trust has financial statements audited in accordance with U.S. GAAP for every year since inception and maintains records sufficient to substantiate its performance for all periods. In this regard, the Group Trust in every way is a typical U.S. “private fund” with which the Staff is very familiar.

As noted above, the Trust acknowledges that TMF, the Group Trust’s analogue in Managers Core Trust, was registered under the 1940 Act while the Group Trust is not. However, there is nothing in Managers Core Trust that suggests the registration status of TMF played any role in the Staff’s decision to grant the requested relief. Moreover, less than three years after Managers Core Trust, the Staff granted no-action relief allowing the requesting registered funds to show in their prospectus the performance of pooled investment vehicles exempt from registration as an investment companies under Section 3(c)(11) of the 1940 Act, where such unregistered funds contributed assets to the registered funds in an In-Kind Seeding Contribution (MassMutual Institutional Funds No-Action Letter (pub. avail. Sept. 28, 1995) (“MassMutual”)). The Trust notes that footnote 13 to MassMutual provides that “the above analysis also would apply to an investment company that relied on the exception for private investment companies set forth in Section 3(c)(1).” Therefore, not only is Managers Core Trust silent regarding the importance of the 1940 Act registration status of the contributing fund in an In-Kind Seeding Contribution, but MassMutual affirmatively allows the performance of an unregistered 3(c)(1) fund that is the contributing fund in an In-Kind Seeding Contribution to be shown in a registered fund’s prospectus. As such, the Trust (a) does not believe the unregistered status of the Group Trust should have any bearing on whether the Fund may rely on Managers Core Trust to show the Group Trust’s performance in the Prospectus, and (b) believes that the present facts align precisely with the facts of Managers Core Trust in all material respects such that the Trust may rely on Managers Core Trust as proposed. The Trust further notes that, as discussed in greater detail in response to Comment 7(a)(iv), it has become commonplace in the years following MassMutual for private funds operating under Section 3(c)(1) or 3(c)(7) of the 1940 Act to engage in In-Kind Seeding Transactions with newly formed registered funds and for those registered funds to report as their own the performance of the contributing private fund pursuant to MassMutual.

(iii) The Adviser has managed the Group Trust since its inception according to the same strategy that it will employ in managing the Fund and the Master Fund, and the Adviser maintains audited statements of investments on behalf of the Group Trust that can demonstrate that it has been so managed.

(iv) The Trust believes there is a substantial policy interest in allowing this disclosure to be included in the Prospectus. Doing so will allow investors to evaluate how the Fund’s strategy has performed over approximately the past 35 years. As such, investors will be able to more meaningfully consider whether to invest in the Fund initially and maintain their investments during varying market conditions by having access to a performance track record that spans multiple economic cycles. The Trust notes that providing investors with access to relevant performance information was a core principal underlying the letter requesting no-action relief in Managers Core Trust (e.g., “In addition, we believe it would be contrary to the policies underlying the SEC’s rules relating to performance advertising to allow the Core to quote performance without including TMF’s performance prior to commencement of core and feeder operations.”).

Rebecca Marquigny, Esq.

March 22, 2021

Further, as discussed in greater detail in response to Comments 7(d) and (f), the Prospectus presents, to the fullest extent possible, the performance of the Group Trust in accordance with the performance calculation requirements of Form N-1A. Therefore, investors also will be able to compare the extensive performance track record of the Group Trust to the track records of other funds the investors may be considering, which will assist them further in their investment evaluation.

(v) The Trust refers the Staff to Post-Effective Amendment No. 79 to the registration statement on Form N-1A of Legg Mason Partners Institutional Trust (File Nos. 33-49552 and 811-6740) filed with the SEC on November 20, 2012 and related correspondence with the Staff. In the such filing, a newly formed registered investment company (the “New Feeder Fund”) was formed to invest its assets in a newly formed master fund (the “New Master Fund”). The new Master Fund acquired its assets by means of an In-Kind Seeding Contribution from an existing registered investment company (the “Existing Fund”), which became a feeder fund to the New Master Fund. The Staff permitted the performance of the Existing Fund to be shown in the prospectus of the New Feeder Fund based on the registrant’s analysis that, as in Managers Core Trust, allowing the New Master Fund and the New Feeder Fund to assume the performance of the Existing Fund was consistent with the goal of presenting meaningful information about past performance and not eliminating relevant historical performance information.

The Trust also refers the Staff to Post-Effective Amendment No. 64 to the registration statement on Form N-1A of State Street Institutional Investment Trust (File Nos. 333-30810 and 811-09819) filed with the SEC on August 1, 2014 and related correspondence with the Staff. In such filing, a private fund managed by the registrant’s investment adviser contributed all of its assets to a feeder fund series of the registrant in an In-Kind Seeding Contribution, and the feeder fund then contributed all of its assets to its master fund. The Staff permitted the performance of the private fund to be shown in the prospectus of the feeder fund based on the registrant’s analysis that (i) the private fund can be viewed as the performance predecessor to the feeder fund under MassMutual and (ii) the feeder fund can be viewed as the performance predecessor to the master fund under Managers Core Trust. Here, the Trust believes that Managers Core Trust allows the Group Trust to contribute its assets directly to the Master Fund, and for the Fund to show such performance in its prospectus, as discussed earlier.

The Trust also is aware of examples of newly formed feeder funds relying on Managers Core Trust to show as their performance the past performance of the master fund into which the newly formed feeder fund would be investing. See, for example, Post-Effective Amendment No. 35 to the registration statement on Form N-1A of GMO Series Trust (File nos. 333-174627) filed with the SEC on December 6, 2017, Post-Effective Amendment No. 139 to the registration statement on Form N-1A of Nationwide Variable Insurance Trust (File Nos. 002-73024 and 811-03213) filed with the SEC on April 30, 2010, and related correspondence.

Rebecca Marquigny, Esq.

March 22, 2021

b.	Please populate all placeholders.

Response. The requested change has been made.

c.	Please clarify the statement, “Where the context requires, the operations of the Group Trust shall include those of its predecessor,” specifying the performance figures shown that include the performance of the Group Trust’s predecessor.

Response. The requested change has been made.

d.	Please supplementally explain why the Group Trust’s performance is presented for only one share class in the bar chart and both share classes in the average annual returns table. Please additionally explain why such presentation is not misleading or confusing to investors.

Response. Instructions 3(a) and 3(b) to Item 4(b)(2) of Form N-1A require that a multi-class fund disclose the performance of only one share class in the bar chart and all share classes in the average annual total returns table. The Fund, therefore, has presented the performance of its share classes in accordance with these requirements. The Trust does not believe the performance presentation will be misleading to shareholders because the presentation follows the customary approach taken by funds with multiple classes of shares and because the performance information is preceded by explanatory disclosure. Further, the presentation allows investors to more easily compare the performance to the performance presentations in the prospectuses of other funds.

e.	Please clarify the last sentence of the first paragraph.

Response. The requested change has been made.

f.	Please explain why after-tax returns need not be shown and why omitting such returns does not render the disclosure misleading.

Response. The Group Trust is not registered as an investment company under the 1940 Act and does not qualify (and is not required to qualify) as a “regulated investment company” (a “RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Therefore, the Group Trust has not annually distributed its income or capital gains in accordance with the requirements applicable to RICs provided in the Code (and has not been required to do so). Therefore, the Group Trust does not have any distributions to which to apply a tax rate in accordance with the performance calculation methodology specified in Items 26(b)(2) and (3) of Form N-1A, and, accordingly, after-tax returns cannot be calculated. The Trust believes that omitting such returns does not render the disclosure misleading because it is not possible for the Trust to include such returns in the first instance. In response to this Comment, the Trust has incorporated disclosure into the average annual total return presentation explaining to shareholders why no after-tax returns information is provided.

Rebecca Marquigny, Esq.

March 22, 2021

8.	Comment. In the “Portfolio Managers” section, please include the day and month of the Fund’s inception.

Response. Item 5(b) of Form N-1A requires the Prospectus to disclose the “length of service” of each of the Fund’s Portfolio Managers. The Trust does not believe that disclosing the specific month and date of the Fund’s commencement of operations is necessary to respond to this Item. Further, the specific month in which the Fund will commence operations has not been determined. The Trust notes that the current prospectus includes “New Fund Risk” that discloses to shareholders that the Fund is new and the associated principal risks of purchasing Fund shares. Accordingly, the Trust respectfully declines to make the requested change but will consider including the month that the Fund commenced operations in the next annual post-effective amendment to the Trust’s registration statement on Form N-1A that includes the Fund’s prospectus.

9.	Comment. Under “More Information about the Fund’s Investment Objective and Strategies,” the Staff notes that but for the sentence describing how the Adviser determines an issuer is economically tied to a particular country, the Item 9 disclosure provides the same information about the principal investment strategies identified in the Item 4 summary. Item 9(b) of Form N-1A provides that a fund should disclose a more detailed description of how the identified combination of strategies and instruments are used to inform the portfolio managers buy and sell decisions consistent with the Fund’s stated investment objectives. Please revise the disclosure consistent with Form N-1A and the guidance provided by the Staff in IM Guidance Update No. 2014-08.

Response. The “Principal Investment Strategies” and “More Information about the Fund’s Investment Objective and Strategies” sections are included in the Prospectus in accordance with Items 4(a) and 9(b) of Form N-1A, respectively. The Trust has provided additional disclosure in response to Comment 5(a) and has included such disclosure only in the “More Information about the Fund’s Investment Objective and Strategies” section. The Trust believes that the Fund’s disclosure as written satisfies the requirements of Form N-1A and is consistent with IM Guidance Update No. 2014-08.

10.	Comment. Under the “Investment Adviser” section, the Staff notes that the Adviser is a foreign entity and the disclosure does not identify the Adviser as a U.S. registered investment adviser. The Staff notes that the Adviser’s most recently updated Form ADV states that the Adviser provides portfolio management services for investment companies, pooled investment vehicles, and high net worth individuals in Canada and the U.S. In the response letter, please supplementally: (i) Explain which entity’s performance would be shown as the predecessor performance for the Master Fund and which accounts and investment pools would and would not be included in that calculation. (ii) Indicate whether the Adviser uses the same strategy with respect to all of its AUM, e.g. client accounts in the U.S., Canada and any other non-U.S. countries. (iii) Identify which of the Adviser’s private funds earned the performance disclosed. (iv) Help the Staff understand the performance the Adviser is trying to capture and its relationship to the type of accounts and domicile of the clients for whom it was earned.

Response. As an initial matter, the Trust believes that additional information about the Adviser and its business will be helpful background to the Staff: (a) The Adviser is registered with the SEC under the Investment Advisers Act of 1940, as amended; (b) The Adviser currently has approximately $18 billion in firm-wide AUM; (c) Approximately 80% of the Adviser’s AUM is represented by U.S.-based clients; and (d) Among the Adviser’s clients is a U.S.-registered investment company, for which it serves as sub-adviser. The Trust further believes it may be helpful to the Staff to reiterate that the Group Trust is a U.S.-domiciled Section 3(c)(1) private fund and that all of the Group Trust’s investors are U.S.-based investors. Accordingly, the current facts involve an SEC-registered investment adviser with significant U.S.-based AUM and registered fund experience whose clients consist largely of U.S.-based clients and that is seeking to show the performance of a U.S.-domiciled private fund the underlying shareholders of which are all U.S.-based institutional investors.

Rebecca Marquigny, Esq.

March 22, 2021

Regarding the Staff’s specific comments:

The Group Trust’s performance record is proposed to be shown as the performance record of the Master Fund in the Fund’s Prospectus. The Adviser manages the Group Trust, and will manage the Fund and Master Fund, in accordance with its International strategy. The Trust believes that the following data points about the International strategy are relevant to the Staff’s considerations:

•	Total AUM: $11.7 billion
•	Number of client accounts: 34
•	AUM represented by U.S. clients: $9.2 billion, or 79%
•	AUM represented by non-U.S. clients: $2.5 billion, or 21%
•	AUM represented by U.S. pooled investment vehicles, including the Group Trust: $1.7 billion, or 15%

The Group Trust is a pooled investment vehicle, so its performance is not separable into the performance of any underlying accounts. The Group Trust is the only account managed pursuant to the Adviser’s International strategy that will conduct an In-Kind Seeding Contribution, and, therefore, the Group Trust’s performance is the only performance record that the Fund would show in the Prospectus as the performance of the Master Fund. In this regard, the Trust notes that Managers Core Trust and MassMutual do not either (a) require each of an adviser’s accounts managed pursuant to the same strategy to participate in In-Kind Seeding Contributions so that the performance of one or all such accounts can be shown in the applicable prospectus, or (b) prohibits a fund from including the performance of an account that does participate in an In-Kind Seeding Contribution from being shown in the applicable prospectus if the performance of all accounts managed pursuant to the same strategy is not so shown. Rather, Managers Core Trust and MassMutual allow the performance of a single account that participates in an In-Kind Seeding Contribution to be shown in the applicable prospectus, which is what the Trust proposes here, so long as all applicable requirements of those letters are satisfied, which is what the Trust asserts here.

The Trust emphasizes to the Staff that (a) the Group Trust is managed in substantially the same manner as all accounts in the International strategy, (b) the Group Trust has the longest performance track record and thus the performance track record that would present the fullest track record possible and would be most relevant to Fund investors, and (c) the Adviser has represented that the performance of the Group Trust is not materially different from the performance of the other accounts managed pursuant to the International strategy.

Comments on the Statement of Additional Information

11.	Comment. In the “Investment Limitations” section, under the “Fundamental Policies” heading:

a.	Please revise the preamble to indicate that all fundamental policies listed apply to both the Master Fund and the Fund.

Rebecca Marquigny, Esq.

March 22, 2021

Response. The requested change has been made.

b.	Given that the Fund must invest 100% of its assets in the Master Fund, please consider revising the statement, “The Fund may purchase securities of an issuer, except if such purchase would cause the Fund to fail to satisfy the diversification requirement for a diversified management company under the 1940 Act, the rules or regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.”

Response. The Prospectus and SAI disclose that the Fund invests “substantially all” of its assets in the Master Fund. While the Fund has no present intention of investing in securities other than shares of the Master Fund, it is not prohibited from doing so. In the event the Fund would purchase securities other than the Master Fund’s shares, the Fund still would qualify as a “diversified company” under Section 5(a)(1) of the 1940 Act because at least 75% of its total assets would be invested in securities of other investment companies (i.e., the Master Fund). Accordingly, the Trust believes that the Fund’s fundamental policy with respect to diversification is appropriate.

Comments on Part C

12.	Comment. Under the Item 28 Exhibits:

a.	With reference to Exhibit (e)(2), please include the Revised Sub-Distribution and Servicing Agreement for SEI Investments Distribution Co. rather than the “Form of” version, or explain why doing so is not necessary.

Response. The Trust believes that it would be impractical to file the actual Sub-Distribution and Servicing Agreements because there are a large number of agreements with a large number of entities. The Trust also is not aware of any other registrant filing actual versions of such agreements.

b.	Please ensure that Exhibits 28(g)(8), 28(h)(2)(x) and 28(n)(6) are included in the Fund’s Rule 485(b) filing.

Response. The Trust confirms that Exhibits 28(g)(8) and 28(n)(6) were included in the Fund’s Rule 485(b) filing dated March 15, 2021 (SEC Accession No. 0001398344-21-006517). The Trust further confirms that Exhibit 28(h)(2)(x) has been removed from Item 28.

* * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese

David W. Freese